NATIONAL
HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

May 31, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Amit Pande, Assistant Chief Accountant

Re:          Olympic Cascade Financial Corporation
Form 10-K for the Fiscal Year Ended September 30, 2005
Form 10-Q for the Fiscal Quarter Ended December 31, 2005
File No. 001-12629

Ladies and Gentlemen:

On behalf of National Holdings Corporation f/k/a Olympic Cascade Financial Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated May 18, 2006 from Amit Pande, Assistant Chief Accountant (the “Comment Letter”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations - page F-3

1.
We note your response to comment 3 of our letter dated March 20, 2006. It does not appear that you meet the exceptions to application of Article 5 of Regulation S-X specified in Rule 5-01 of Regulation S-X. We believe that Rule 5-03 of Regulation S-X requires you to present revenue items separate from non-operating income. Accordingly, we reissue our comment.

Securities and Exchange Commission
May 31, 2006

Response:

In future filings we will present revenue items separate from non-operating income. Specifically, when we file our Form 10-K for the year ending September 30, 2006, we will reclassify and present gains on extinguishment of debt for fiscal year 2004, as non-operating income.

2.
Please tell us how you determined that the gain on extinguishment of debt represents revenue, citing the authoritative literature on which you rely. If you believe that this gain does not represent revenue, please reclassify it appropriately in the income statement.

Response:

In future filings we will present gains on extinguishment of debt as non-operating income. Specifically, when we file our Form 10-K for the year ending September 30, 2006, we will reclassify and present gains on extinguishment of debt for fiscal year 2004, as non-operating income.

3.
We further note that you do not separately present cost of services on the face of your income statement. Please tell us whether you have this information available. Refer to Rule 5-03 of Regulation S-X.

Response:

Substantially all of the expenses in the income statement (approximately 90%) represent “costs of services”. The Company believes this detailed presentation is the most meaningful to a reader, particularly for a company whose principal operations are that of a broker-dealer.

Note 3.b - Significant Agreements and Transactions-Capital Transaction, page F-15

4.
We note your response to comment 6 of our letter dated March 20, 2006 and are unclear how you determined the modification of the debt instrument to not be “substantial” based on the guidance in EITF 96-19. On page F-16 of this filing you disclose that the estimated fair value of the 2004 extensions was $158,000 and of the 2005 extensions, $130,000. Based on the $1 million principal value of the promissory note, it appears to us that the change in present values of the cash flows exceeds the 10% threshold specified in EITF 96-19. Please provide us a comprehensive analysis including your computations to reconcile this inconsistency, or revise to appropriately account for the modification as an extinguishment as required by EITF 96-19.

Securities and Exchange Commission
May 31, 2006

Response:

In January 2004 and again in July 2005 the Company and the lenders mutually agreed, upon the maturity of the financial instruments, to extend the maturity of both the notes and the warrants. The accounting for these transactions is in substance no different than issuing new financial instruments. There were no modifications to the instuments prior to their maturity and therefore, EITF 96-19 is not applicable.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

5.
We note your response to comment 10 of our letter dated March 20, 2006, wherein you state that, “…the shares and exercise/conversation prices are fixed”. Based on the disclosed terms of the Series B convertible preferred stock in your Form 8-K filed January 18, 2006, it appears to us that the number of shares to be issued and conversion price of the issued shares is not fixed. Please tell us how you determined that the conversion feature met the conditions necessary for equity classification in paragraph 12-32 or EITF 00-19 and thereby qualified for the scope exception in paragraph 11(a) of SFAS 133.

Response:

The conversion feature of the instrument is fixed. The instrument provides for adjustment to the conversion price only for standard anti-dilution items, such as stock splits, stock dividends or other equity restructurings, which in accordance with EITF Issue 05-02, does not change the characterization of the instrument from being considered “conventional”. Our previous response describes the characteristics of the instrument that allow equity classification, based on our analyses of FASB Statement No. 133 (par 11).

6.
We note your response to comment 11 of our letter dated March 20, 2006 wherein you state that, “…the shares and exercise/conversion prices are fixed”. Based on the disclosed terms of the 11% convertible promissory notes in your Form 8-K filed January 18, 2006, it appears to us that the number of shares to be issued and conversion price of the issued shares is not fixed. Please tell us how you considered the guidance in EITF 00-19, as clarified by EITF 05-2, in determining that the conversion feature met the conditions necessary for equity classification in paragraphs 12-32 of EITF 00-19 and thereby qualified for the scope exception in paragraph 11(a) of SFAS 133.

Response:

The conversion feature of the instrument is fixed. The instrument provides for adjustment to the conversion price only for standard anti-dilution items, such as stock splits, stock dividends or other equity restructurings, which in accordance with EITF Issue 05-02, does not change the characterization of the instrument from being considered “conventional”. Our previous response describes the characteristics of the instrument that allow equity classification, based on our analyses of FASB Statement No. 133 (par 11).

Securities and Exchange Commission
May 31, 2006

7.
We further note your response to comment 11 wherein you state that the warrants were not determined to be a derivative liability in accordance wit paragraph 11 of SFAS 133. Tell us how the attached warrants met the requirements of paragraphs 12-32 of EITF 00-19 in availing the scope exception under paragraph 11(a) of SFAS 133.

Response:

The debt conversion option and the warrants are both considered to be equity. The Company considered the guidance of FASB No. 133 and EITF 00-19. The characteristics of these financial instruments which allow this treatment are as follows:

Settlement requires only the delivery of shares
No cash alternatives for the warrants
The convertible debt is considered “conventional”
Unregistered shares are permitted
The shares and exercise/conversion prices are fixed
The Company has a sufficient number of shares authorized
The registration rights agreement is on a “best efforts” basis
The registration rights agreement contains no penalty provisions

The financial instruments discussed above were accounted for in accordance with EITF 98-5 and EITF 00-27. The conversion option of the debt does not require liability treatment. The warrants are a component of equity and were not determined to be a derivative liability in accordance with FASB Statement No. 133 (par 11) based on the characteristics as described above.

Although the instruments contain certain characteristics of a derivative as defined in FASB 133, contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders equity in the statement of financial condition are not considered derivative instruments (for purposes of FASB 133) in accordance with the scope exception in paragraph 11 of the Standard.

Securities and Exchange Commission
May 31, 2006

Please call the undersigned at (212) 417-8210 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following party:
Mitchell Littman, Esq. Littman Krooks LLP 655 Third Avenue New York, NY 10017 Phone: (212) 490-2020 Fax: (212) 490-2990

Very truly yours,

/s/ Mark Goldwasser
    Mark Goldwasser
President and Chief Executive Officer

cc:           National Holdings Corporation
Robert H. Daskal
Littman Krooks LLP
Mitchell Littman, Esq.

Marcum & Kliegman LLP
Mitchell Watt

Securities and Exchange Commission
Matthew Komar, Staff Accountant